26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

June 22, 2021

CONFIDENTIAL

Aamira Chaudhry, Staff Accountant

Lyn Shenk, Accounting Branch Chief

Daniel Morris, General Attorney

Mara Ransom, Assistant Director

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Dingdong (Cayman) Limited
Registration Statement on Form F-1 File No. 333-256907

Dear Ms. Chaudhry, Mr. Shenk, Mr. Morris, and Ms. Ransom:

On behalf of our client, Dingdong (Cayman) Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on June 8, 2021, and two copies of the submitted exhibits.

In addition, the Company respectfully advises the Staff that it will commence the roadshow for the proposed offering shortly after the date hereof, and expects to request acceleration of the effectiveness of the Registration Statement on or about June 28, 2021. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

* * *

PARTNERS:     Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Justin M. Dolling5 | David Patrick Eich1,4,5 | Liu Gan2 | David G. Harrington7 | Karen K.Y. Ho | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Michael D. Rackham5 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,5

REGISTERED FOREIGN LAWYERS:     Gautam Agarwal5 | Joseph R. Casey9 | Michelle Cheh6 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Cori A. Lable2 | Wei Yang Lim5 | Daniel A. Margulies5 | Bo Peng8 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Houston    London    Los Angeles    Munich    New York    Paris     Shanghai    Washington, D.C.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

June 22, 2021

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Changlin Liang, Chief Executive Officer
Le Yu, Chief Strategy Officer
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Alfred Yin, Partner, Ernst & Young Hua Ming LLP
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP